Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Approves Sale of Assets in Ontario

RICHMOND, BRITISH COLUMBIA – September 15, 2011 – Chai-Na-Ta Corp. (the “Company”) (OTCBB: “CCCFF”), announced that its wholly owned subsidiary Chai-Na-Ta Farms Ltd. has entered into an agreement for the sale to Canadian Imperial Ginseng Ontario Ltd of certain assets and real property used in connection with Chai-Na-Ta Farms Ltd.’s business in Ontario for total consideration of $1.85 million in accordance with the terms and conditions of an asset purchase agreement (the “Agreement”) dated September 14, 2011.

Under the terms of the Agreement, a deposit of $295,000 has been paid by the buyer to the solicitors of the Company in trust for the buyer until closing. If the closing does not occur on the closing date scheduled for January 16, 2012, because of any events not satisfied under the conditions of the Agreement, the deposit will be returned to the buyer other than a non-refundable amount of $80,000. The closing of the transaction is subject, among other things, to the approval of the Company’s shareholders, which will be sought at a special meeting of shareholders to be held on October 28, 2011.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com